UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of January 2018

Commission File Number: 001-36073

ENZYMOTEC LTD.

(Translation of registrant’s name into English)

Sagi 2000 Industrial Area
P.O. Box 6

Migdal Ha’Emeq 2310001, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXPLANATORY NOTE

On January 11, 2018, Enzymotec Ltd., a company organized under the laws of the State of Israel (“Enzymotec”), and Frutarom Ltd., a company organized under the laws of the State of Israel (“Frutarom”), consummated the previously reported acquisition of Enzymotec by Frutarom pursuant to that certain Agreement and Plan of Merger, dated as of October 28, 2017 (the “Merger Agreement”), by and among Enzymotec, Frutarom and Frutarom Tech Ltd., a company organized under the laws of the State of Israel and a wholly owned subsidiary of Frutarom (“Merger Sub”). Upon the terms and subject to the conditions set forth in the Merger Agreement, Merger Sub was merged with and into Enzymotec, with Enzymotec continuing as the surviving corporation and a wholly owned subsidiary of Frutarom (the “Merger”). The Merger was described in the proxy statement, dated November 17, 2017, distributed by Enzymotec to its shareholders and attached as Exhibit 99.1 to Enzymotec’s Report of Foreign Private Issuer on Form 6-K that was furnished to the Securities and Exchange Commission (the “SEC”) on November 17, 2017.

At the effective time of the Merger (the “Effective Time”), each of Enzymotec’s ordinary shares, par value NIS 0.01 per share (the “Ordinary Shares”), issued and outstanding immediately prior to the Effective Time (other than Ordinary Shares that are held in the treasury of Enzymotec or reserved for issuance by Enzymotec, or owned by any wholly owned subsidiary of Enzymotec, Frutarom or any wholly owned subsidiary of Frutarom) was canceled and converted into the right to receive US$11.90 per Ordinary Share in cash (without interest and less any applicable withholding taxes) (the “Merger Consideration”). Shareholders who possess certificates representing Ordinary Shares or hold their Ordinary Shares in book-entry form on the books and records of Enzymotec’s transfer agent will receive a letter of transmittal with detailed instructions, along with other forms, from the appointed paying agent, American Stock Transfer & Trust Company, or information agent, D.F. King & Co., Inc., regarding the surrender of their certificates or the transfer of the book-entry interests in exchange for the Merger Consideration. For shareholders whose Ordinary Shares are held in “street name” through a broker, bank or other nominee, the broker, bank or other nominee will handle the exchange of shares for such shareholders and will provide them with any relevant instructions to effect the exchange.

On January 11, 2018, Enzymotec notified the NASDAQ Global Select Market (“NASDAQ”) of the consummation of the Merger, and requested that the quotations and trading in the Ordinary Shares on NASDAQ be halted prior to market open on January 11, 2018 and suspended as of close of business on January 11, 2018. In addition, Enzymotec has requested that NASDAQ file a notification of removal from listing on Form 25 with the SEC to delist the Ordinary Shares from NASDAQ. Enzymotec expects to terminate the registration of its Ordinary Shares under the Securities Exchange Act of 1934, as amended, and cease to report to the SEC, approximately 10 days following the filing of the Form 25.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENZYMOTEC LTD.

Date: January 11, 2018	By:	/s/ Dror Israel
Name: Dror Israel
Title: Chief Financial Officer